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..., D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section FEB 29 2016 Washington DC 404

SEC FILE NUMBER
8- 37440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Estrada Hinojosa & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 Main St., Suite 4700, LB 47
(No. and Street)

Dallas,	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, L.L.P.
(Name – *if individual, state last, first, middle name*)

12221 Merit Drive, Suite 1400, Dallas, Texas 75251

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Noe Hinojosa, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Estrada Hinojosa & Company, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



BELINDA ANN GARZA
MY COMMISSION EXPIRES
November 10, 2019

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESTRADA • HINOJOSA
INVESTMENT BANKERS

February 25, 2016

Weaver and Tidwell, L.L.P.
2821 West 7th Street, Suite 700
Fort Worth, Texas 76107

We are providing this letter in connection with your agreed-upon procedures performed over the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, for the purpose of reporting your findings to the specified parties in regards to the compliance of Estrada Hinojosa & Company, Inc. (the Company) with the applicable instructions of Form SIPC-7.

We confirm, to the best of our knowledge and belief, as of February 25, 2016, the following representations made to you during your engagement:

1. We are responsible for the fair presentation of Form SIPC-7 in conformity with the applicable instructions of Form SIPC-7.
2. We are responsible for selecting the criteria and for determining that such criteria are appropriate for our purposes.
3. We represent that Form SIPC-7 for the year ended December 31, 2015 is presented in conformity with the applicable instructions of the form.
4. We have communicated and disclosed all matters to you that may contradict Form SIPC-7 and its instructions.
5. We have communicated and disclosed to you all correspondence or other communications we have received from regulatory authorities regarding Form SIPC-7, including communications received between December 31, 2015 and February 25, 2016.
6. We have made all records applicable to Form SIPC-7 available to you in the conduct of your engagement.
7. We represent that use of your report will be restricted to the specified parties to the engagement as follows: management and the Board of Directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and Securities Investor Protection Corporation.
8. To the best of our knowledge and belief, we have disclosed all events that have occurred subsequent to December 31, 2015 and through the date of this letter that would affect the presentation of the subject matter, or your report.



Noe Hinojosa, President & CEO



Robert A. Estrada, Chairman

ESTRADA HINOJOSA & COMPANY, INC.

FINANCIAL REPORT

DECEMBER 31, 2015

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Estrada Hinojosa & Company, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of Estrada Hinojosa & Company, Inc. (the Company) as of December 31, 2015 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Estrada Hinojosa & Company, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information on pages 16 through 17 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the entity's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying supplemental information. In forming our opinion on the supplemental information, we evaluated whether the accompanying supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information on pages 16 through 17 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
February 25, 2016

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets		
Cash	$	2,781,169
Cash deposits with clearing organization		1,022,401
Investments, at fair value		1,247,798
Due from shareholder		15,000
Trade receivables		899,644
Property and Equipment, Net		104,823
Prepaid expenses		60,690
Deferred tax asset		100,397
Other assets		
less accumulated amortization of $140,000		465,300
Total Assets	$	6,697,222
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	639,017
Federal and state taxes payable		76,261
Notes payable		406,632
Deferred tax liability		46,572
Total Liabilities		1,168,482
Stockholders' Equity		
Common stock, $.01 par value,		
1,000,000 shares authorized,		
11,951 shares issued and 11,526 outstanding		120
Additional paid-in capital		289,377
Treasury stock, 425 shares		(180,194)
Retained earnings		5,419,437
Total Stockholders' Equity		5,528,740
Total Liabilities and Stockholders' Equity	$	6,697,222

The Notes to Financial Statements are
an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2015

Revenue	
Underwriting	$ 4,721,196
Financial advisory	8,478,968
Interest and other income	51,906
Total revenue	13,252,070
Operating expenses	
Commissions	4,922,560
Clearing costs	10,390
Employee compensation	4,895,874
Office rent	460,237
Depreciation	31,961
Amortization	20,000
Interest expense	35,377
Other operating expenses	2,517,568
Total operating expenses	12,893,967
Income before income taxes	358,103
Income tax expense	218,542
Net income	$ 139,561

The Notes to Financial Statements are
an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2015

	Common Stock $.01 Par Value	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balance, December 31, 2014	$ 120	$ 289,377	$ (89,671)	$ 5,208,802	$ 5,408,628
Purchase of treasury stock from shareholder	-	-	(90,523)	-	(90,523)
Stock compensation expense	-	-	-	71,074	71,074
Net income	-	-	-	139,561	139,561
Balance, December 31, 2015	$ 120	$ 289,377	$ (180,194)	$ 5,419,437	$ 5,528,740

The Notes to Financial Statements are an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

Cash Provided by Operating Activities:	
Net income	$ 139,561
Adjustments to reconcile net income to cash provided by operating activities	
Depreciation expense	31,961
Amortization expense	20,000
Stock compensation expense	71,074
Net change in investments and marketable securities	306,476
Deferred income taxes	33,516
(Increase)/decrease in assets	
Cash deposits with clearing organization	2,599
Receivable from brokers and dealers	602,522
Trade receivables	283,347
Other receivables	76,419
Prepaid expenses	53,142
Other assets	(8,806)
Increase/(decrease) in liabilities	
Accounts payable and accrued expenses	(554,567)
Federal and state taxes payable	(87,092)
Cash provided by operating activities	970,152
Cash Used in Investing Activities	
Purchases of property and equipment	(30,681)
Cash used in investing activities	(30,681)
Cash Used in Financing Activities	
Payments on notes payable	(5,971)
Purchase of treasury stock	(90,523)
Cash used in financing activities	(96,494)
Net Change in Cash	842,977
Cash at Beginning of Year	1,938,192
Cash at End of Year	$ 2,781,169

Supplemental information:

Cash paid for interest	$ 40,818
Cash paid for taxes	$ 305,634

The Notes to Financial Statements are an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Estrada Hinojosa & Company, Inc. (the Company) is a municipal securities dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Texas Corporation.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk

The Company maintains its cash at its clearing correspondent broker dealer and in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Basis of Presentation

The Company is engaged in investment banking services which comprises several classes of services, including underwriting activities, financial advisory services, placement agent services, continuing disclosure submission services, and secondary market sales.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Receivables from brokers and dealers and other receivables are reported in the statement of financial condition at outstanding principal adjusted for any charge offs. An allowance for doubtful accounts is recognized by management based upon a review of specific customer balances, historical losses (bad debts) incurred and general economic conditions. As of December 31, 2015, the Company had no accounts that management believes were doubtful of being collected.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation on property and equipment is provided in amounts sufficient to relate the cost of the assets to operations over their estimated service lives of seven years using the straight-line method.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Property and Equipment (continued)

Major repairs or replacements which increase the useful lives of property and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Property and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

Other assets

Other assets include the purchase price of seat licenses for a professional sports team. The licenses are being amortized over a period of thirty years.

Revenue Recognition

Revenues from the Company's investment banking operations include fees for financial advisory services and underwriting activities and gains and losses on secondary market sales.

Financial advisory fees are recorded on the date of closing. In addition, the Company occasionally acts as a co-financial advisor in which a joint financial advisory relationship exists between the Company and a municipality, as well as between another financial advisor and the municipality to provide financial advisory services. Co-financial advisor fees are recorded when earned.

Underwriting fees, including management fees and fees for group or designated orders in connection with a specific bond issue are recorded on the date of closing, net of syndicate expenses arising from a bond issuance in which the Company participates as a syndicate member. In the instance where the Company is the designated senior-managing underwriter, underwriting fees in connection with a specific bond issue are recorded on trade date. In the normal course of business, the Company enters into underwriting commitments. Transactions related to such underwriting commitments that were open at December 31, 2015, and were subsequently settled, had no material effect on the financial statements as of that date.

Secondary market sales of municipal securities held arising from unsold balances in connection with a specific bond issue, including gains and losses resulting from such transactions, are recorded on trade date.

Fees for placement agent services, and continuing disclosure submission services are recorded when earned.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary or permanent differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled. The measurement of deferred tax assets is reduced by a valuation allowance if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management fully expects to utilize the deferred tax assets recorded and no allowance has been reflected in the financial statements.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

As of December 31, 2015, the Company, using that guidance, has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. For federal and state taxes, as of December 31, 2015, the Company's fiscal years 2012 through 2015 remain subject to examination.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 3. FAIR VALUE

Fair Value Measurement

Investments are recorded at fair value and investment transactions are recorded on the trade date. FASB ASC 820 "Fair Value Measurement", defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

NOTE 3. FAIR VALUE - CONTINUED

Fair Value Measurement (continued)

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs: inputs that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, and other observable inputs other than quoted market prices included within level 1.

Level 3 inputs: are significant unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset.

At December 31, 2015, the Company's investments consist of mutual funds valued at $658 and certificates of deposit with maturities greater than 90 days valued at $1,247,140. Fair value of mutual funds is based on quoted market prices. Broker pricing is used for valuation of certificates of deposit, and is based on pricing of similar assets. For the year ended December 31, 2015, realized and unrealized losses were $40,928 and are included in interest and other income in the statement of income.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2015.

NOTE 3. FAIR VALUE – CONTINUED

Fair Value Measurement – (continued)

Fair Value Measurements on a Recurring Basis
As of December 31, 2015

Assets	Level 1	Level 2	Level 3	Total
Short term bond fund	$ 658	$ -	$ -	$ 658
Certificates of deposit	-	1,247,140	-	1,247,140
TOTALS	$ 658	$ 1,247,140	$ -	$ 1,247,798

NOTE 4. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2015, consist of the following:

	Receivable	Payable
Deposits for securities borrowed/loaned	$ 997,401	-
Receivables from and payables to broker-dealers and clearing organizations	-	-
Other	25,000	-
	$ 1,022,401	$ -

At December 31 2015, the above balance is included in cash deposits with clearing organization in the statement of financial condition.

The Company clears all customer transactions through another broker-dealer on a fully disclosed basis.

ESTRADA HINOJOSA & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 5. PROPERTY AND EQUIPMENT, NET

Furniture, fixtures and equipment consists of the following at December 31, 2015:

Property and Equipment		
Computer equipment and software	$	354,837
Furniture and fixtures		83,116
Leasehold improvements		62,083
		500,036
Accumulated depreciation		(395,213)
Property and Equipment, Net	$	104,823

NOTE 6. LONG-TERM DEBT

Long-term debt at December 31, 2015 consists of the following:

Note payable to an entity in 30 equal annual payments of $40,000 including 8.15% interest beginning March, 1 2009 and ending January 1, 2039, secured by Dallas Cowboys seats Licenses.	$	406,632

Future payments under long-term debt as of December 31, 2015 are as follows:

Year Ending December 31		
2016	$	6,463
2017		6,996
2018		7,573
2019		8,198
2020		8,874
Thereafter		368,528
	$	406,632

NOTE 7. COMMITMENTS AND CONTINGENCIES

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2015, are listed as follows:

Year Ended December,31	Total
2016	$ 291,843
2017	248,437
2018	205,070
2019	182,764
2020	186,450
Thereafter	78,328
	$ 1,192,892

Certain leases contain renewal options and escalation clauses. Rent expense for the year ended December 31, 2015, was $460,237 and is included in the office rent line on the statement of income.

NOTE 8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $4,000,944 which was $3,900,944 in excess of its required net capital of $100,000. The Company's net capital ratio was .26 to 1.

ESTRADA HINOJOSA & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 9. INCOME TAX EXPENSE

Income tax expense consists of the following at December 31, 2015:

Income taxes		
Federal:		
Current	$	142,055
Deferred		33,516
State:		
Arizona		50
California		500
Florida		(535)
Illinois		4,906
New York		1,428
Texas		36,622
Total tax expense	$	218,542

Current income tax expense differs from the tax computed by applying the federal statutory rates to income before taxes principally because of state income taxes and non-deductible expenses for tax purposes, and differences between the book and tax basis of the assets and liabilities.

Components of the net deferred tax asset (liability) are as follows at December 31, 2015:

Deferred tax assets resulting from:		
Unrealized losses on securities	$	20,709
Deferred Rent		27,996
Reimbursable Expenses		51,692
Total deferred tax asset	$	100,397
Deferred tax liability resulting from:		
Stock compensation	$	(10,504)
Property and equipment		(36,068)
Total deferred tax liability	$	(46,572)

NOTE 10. RETIREMENT PLAN

Effective January 1, 2002, the Company adopted a 401(k) retirement plan that covers all employees that complete a minimum of six months of service. Eligible employees may contribute any amount to the plan, up to the statutory maximum permitted. Each year, the Company has the discretion to make a non-elective contribution to the accounts of each employee eligible to participate in the plan. The Company's contribution to the plan for 2015 was $174,605.

NOTE 11. RELATED PARTY TRANSACTIONS

The Company advanced $30,000 to a company partly owned by the majority shareholders. The purpose of the advance was to provide resources to support upcoming services. The funds will be returned to the Company upon the associated company receiving compensation for their services. As of December 31, 2015, $15,000 remains outstanding.

The Company rents a property in South Padre Island, Texas from an affiliate related through common ownership. Total included in rental expense was $90,000 for the year ended December 31, 2015.

During 2015, 200 shares of company stock were sold back to the Company by a former employee, who is now retired.

NOTE 12. STOCK REPURCHASE AGREEMENT

During 2011, the Company entered into a stock repurchase agreement with a current shareholder. The agreement includes three installments. The first installment was executed in December 2011 for 1,350 shares at $399 per share. The Company paid half of the agreed price prior to December 31, 2011, and the remainder subsequent to year-end. The second installment was executed on July 13, 2012, for 500 shares at $399 per share. The third installment was executed on December 14, 2012, for 300 shares at $399 per share.

The Company adopted an employee stock purchase plan in order to offer the 2,150 shares to various key employees. During 2011, 855 shares were purchased by employees at $199 per share for a total of $170,376. During 2012, 605 shares were purchased by employees at $199 per share for a total of $120,558. During 2013, 465 shares were purchased by employees at $199 per share for a total of $92,655. The employee stock purchase plan includes a provision that if employment is terminated within three years of the purchase date (vesting period), the stock must be sold back to the Company at the lesser of the price paid by the employee or the book value per share at the termination date. The compensation expense related to the sale of the 1925 shares at a discount will be amortized over the next three years for each installment. Expense of $71,074 was recognized during the year ended December 31, 2015. The expense of $30,901 remains to be amortized through December 31, 2016.

NOTE13 . SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2016, which is the date the financial statements were available to be issued, and determined that no events have occurred subsequent to December 31, 2015 that warrant disclosure or recognition.

SUPPLEMENTAL INFORMATION

ESTRADA HINOJOSA & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

Net Capital Computation:		
Total shareholders' equity	$	5,528,740
Non-allowable assets -		
Other receivables		(771,870)
Other assets		(641,387)
Property and equipment, net		(104,823)
Net capital before haircuts on security positions		4,010,660
Haircuts on securities		9,716
Net Capital	$	4,000,944
Computation of Basic Net Capital Requirement:		
Minimum net capital requirement	$	69,628
Minimum dollar net capital requirement	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	3,900,944
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	3,880,944
Computation of Aggregate Indebtedness:		
Total aggregate indebtedness	$	1,044,422
Percentage of aggregate indebtedness to net capital		26.10%

The above computation does not differ from the amended computation of net capital under Rule 15c3-1 as of December 31, 2015, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5, on February 24, 2016.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENTS REGARDING RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

Computation for Determination of the Reserve Requirement Pursuant to Rule 15c3-3:

The Company is exempt from maintaining a special reserve account under the provisions of SEC Rule 15c3-3 (k)(2)(ii).

Information Relating to the Possession or Control Requirement as required by Rule 15c3-3:

Information relating to the possession or control requirements is omitted as the Company has no customer securities in its possession or under its control.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2015 or for the year then ended.

ESTRADA HINOJOSA

INVESTMENT BANKERS

February 25, 2016

Weaver and Tidwell, L.L.P.
2821 West 7th Street, Suite 700
Fort Worth, Texas 76107

We are providing this letter in connection with your audit of the financial statements of Estrada Hinojosa & Company, Inc. (the Company) as of December 31, 2015 and for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in accordance with U.S. GAAP and that we are responsible for establishing and maintaining controls that are sufficient to provide a reasonable basis for the preparation of reliable financial statements in accordance with U.S. GAAP.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 25, 2016, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in accordance with U.S. GAAP.
2. We have made available to you all:
   a. Financial records and related data, including the names of all related parties and all relationships and transactions with related parties.
   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.
3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.
4. There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.
5. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.
6. We believe that the effects of the uncorrected misstatements in the financial statements summarized in the attached schedule and aggregated by you during the current engagement are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.
7. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.
8. We have no knowledge of any fraud or suspected fraud affecting the entity involving (a) management, (b) employees who have significant roles in internal controls, or (c) others where the fraud could have a material effect on the financial statements.
9. We have no knowledge of any allegations of fraud or suspected fraud affecting the entity received in communications from employees, former employees, analysts, regulators, short sellers, or others.
10. Estrada Hinojosa & Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

ESTRADA HINOJOSA & COMPANY, INC.
1717 Main Street Suite 4700, Lockbox 47 Dallas, Texas 75201
(214) 658-1670 (800) 676-5352 Fax (214) 658-1671
Member FINRA/SIPC
DALLAS AUSTIN CHICAGO HOUSTON MIAMI NEW YORK SAN ANTONIO SAN DIEGO

11. The following have been properly recorded or disclosed in the financial statements:
    a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.
    b. Guarantees, whether written or oral, under which Estrada Hinojosa & Company is contingently liable.
    c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with ASC 275, *Risks and Uncertainties"*. Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.
12. There are no:
    a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
    b. Unasserted claims or assessments that our lawyer has advised are probable of assertion and must be disclosed in accordance ASC 450, *Contingencies*.
    c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by ASC 450, *Contingencies*.
13. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
14. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
15. The Company had quarterly net capital of less than $5,000,000 for each of the four quarters and therefore is not required to pay a portion of the PCAOB accounting support fee (ASF).
16. We represent to you the following for the Company's fair value measurements and disclosures:
    a. The underlying assumptions are reasonable and they appropriately reflect management's intent and ability to carry out its stated courses of action.
    b. The measurement methods and related assumptions used in determining fair value are appropriate in the circumstances and have been consistently applied.
    c. The disclosures related to fair values are complete, adequate, and in accordance with the applicable financial reporting framework.
    d. There are no subsequent events that require adjustments to the fair value measurements and disclosures included in the financial statements.
17. Net capital computations, prepared by the Company during the period from January 1, 2015, through the date of the auditor's report, indicated that the Company was in compliance with the requirements of the Net Capital Rule (and applicable exchange requirements) at all times during the period. The Company is not subject to and did not prepare a calculation for the reserve requirements of Rule 15c3-3 in accordance with applicable regulation.
18. With respect to the supplementary information accompanying the financial statements:
    a. We acknowledge our responsibility for the presentation of the supplementary information in accordance with Rule 17a-5 of the Securities Exchange Act of 1934.
    b. We believe the supplementary information, including its form and content, is measured and fairly presented in accordance with Rule 17a-5 of the Securities Exchange Act of 1934.
    c. The methods of measurement have not changed from those used in the prior period.
    d. There were no significant assumptions or interpretations underlying the measurement or presentation of the supplementary information. We are responsible for the significant assumptions or interpretations underlying the measurement or presentation of the supplementary information. We believe the significant assumptions or interpretations used are reasonable.
19. We represent to you the following in relation to the Company's exemption report – Statement Regarding Rule 15c3-3 Under the Securities Exchange Act of 1934:
    a. The assertions stated in the exemption report are the responsibility of management.
    b. We have made available all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of the auditor's review report.
    c. There are no known events or other factors that might significantly impact the Company's compliance with the identified exemption provisions that occurred subsequent to December 31, 2015 through the date of the auditor's report.

To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.



Noe Hinojosa, President & CEO



Robert A. Estrada, Chairman

Summary of uncorrected misstatements:

Passed Journal Entries JE# 3001

To adjust membership expense recorded for 2015.

3030-00	Retained Earnings	20,833.00	
6230-00	Memberships		20,833.00
Total		**20,833.00**	**20,833.00**

Passed Journal Entries JE# 3003

Tax difference related to unrealized gain/loss treatment in prior periods

3030-00	Retained Earnings	18,989.00	
1620-00	Deferred Tax Asset-Long Term		18,989.00
Total		**18,989.00**	**18,989.00**

ESTRADA HINOJOSA & COMPANY, INC.

Exemptive Provisions Regarding Rule 15c3-3 Under the Securities Exchange Act of 1934


weaver
Assurance · Tax · Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Estrada Hinojosa & Company, Inc.

We have reviewed management's statements, included in the accompanying Estrada Hinojosa & Company, Inc. Exemption Report, in which (1) Estrada Hinojosa & Company, Inc. (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
February 25, 2016


weaver
Assurance · Tax · Advisory

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders
Estrada Hinojosa & Company, Inc.
Dallas, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Estrada Hinojosa & Company, Inc. (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries in the Company's general ledger and check copies, noting no differences.

2. Compared the total amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015. The following differences were noted between the audited financial statements and Form SIPC-7 for the year ended December 31, 2015:

   - Interest and other income of $51,906 is included in total revenue in the audited financial statements but is not included in total revenue per Form SIPC-7.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, which provided details of accounts included in the Company's general ledger that were used to calculate the adjustments, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers referred to above in Item 3 supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.
Fort Worth, Texas
February 25, 2016

ESTRADA ◦ HINOJOSA

INVESTMENT BANKERS

ESTRADA HINOJOSA & COMPANY, INC.

COMPLIANCE REPORT

Estrada Hinojosa & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission {17 C.F.R. 240.17a-5, "Reports to be made by certain broker and dealers"). As required by 17 C.F.R. 240.17a-5(d)(1) and (3), the Company states as follows:

1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2015.

3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2015.

4) The Company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. 240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2015; and

5) The information the Company used to state that the Company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. was derived from the books and records of the Company.

Estrada Hinojosa & Company, Inc.

I, Robert A. Estrada, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Chief Compliance Officer

February 25, 2016

cc: Noe Hinojosa, Jr.,President & CEO

ESTRADA HINOJOSA & COMPANY, INC.
1717 Main Street Suite 4700, Lockbox 47 Dallas Texas 75201
(214) 658 1670 (800) 676-5352 Fax (214) 658-1671

ESTRADA HINOJOSA

INVESTMENT BANKERS

ESTRADA HINOJOSA & COMPANY, INC.

EXEMPTION REPORT

Estrada Hinojosa & Company, Inc. (the "Company"} is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain broker and dealers'}. This exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d}(1} and (4}. To the best of its knowledge and belief, the Company states the following:

Estrada Hinojosa & Company, Inc., is exempt from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k} as the Firm operates under the (k}(2}(ii} exemption. All customer transactions are cleared through First Southwest Company, LLC ("FSW"} on a fully disclosed basis. The Firm has met the (k}(2}(ii} exemption throughout the most recent fiscal year without exception (2015). The Firm has operated under this exemption since retaining FSW for our clearing services.

Estrada Hinojosa & Co., Inc.

Estrada Hinojosa & Company, Inc.

I, Robert A. Estrada, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: RA Estrada

Chief Compliance Officer

February 25, 2016

Cc: Noe Hinojosa,Jr. President & CEO

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2731*********************MIXED AADC 220
037440 FINRA DEC
ESTRADA HINOJOSA & COMPANY INC
47TH FLOOR LB 47
1717 MAIN ST STE 4700
DALLAS TX 75201-4640

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott Felt (214) 658-1670

2. A. General Assessment (item 2e from page 2) $ 32,886

B. Less payment made with SIPC-6 filed (exclude interest) (16,328)

7/17/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 16,558

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 16,558

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 16,558

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Estrada Hinojosa & Company, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 24th day of February, 20 16.

Financial Operations Principal (FINOP)
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) $ 13,200,164

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 10,390

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 35,377

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 13,154,397

2e. General Assessment @ .0025 $ 32,886

(to page 1, line 2.A.)

15046

ESTRADA HINOJOSA & COMPANY, INC.
OPERATING ACCOUNT
1717 MAIN STREET, LB47, SUITE 4700
DALLAS, TEXAS 75201
(214) 658-1670

J.P.Morgan
JPMorgan Chase Bank, N.A.
Dallas, Texas
32-61-1110

2/24/2016

PAY TO THE ORDER OF SIPC $ **16,558.00

Sixteen Thousand Five Hundred Fifty-Eight and 00/100** DOLLARS

Security features. Details on back.

SIPC





AUTHORIZED SIGNATURE

MEMO
SIPC-7 Form

⑈015046⑈ ⑆111000614⑆ 707545372⑈